Exhibit (g)(3)

Reinsurance Agreement: Munich American Reassurance Company, November 7, 2006

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE THE INFORMATION IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. OMITTED INFORMATION IS INDICATED BY [*].

Amendment to the Reinsurance Agreements listed in Exhibit 1 ("Reinsurance Agreements") between AMERITAS LIFE INSURANCE CORP. of Lincoln, Nebraska (“the Company") and MUNICH AMERICAN REASSURANCE COMPANY of Atlanta, Georgia ("the Reinsurer").

It is mutually agreed that effective February 1, 2020:

The Company's Retention Limits, Automatic Issue Limits and Jumbo Limits set forth below will apply to all new life insurance issued by the Company and reinsured under the Reinsurance Agreements listed in the attached Exhibit 1.

The Company's Retention Limits:

Death Benefit Options A and B

Issue Ages	Not Rated	Table 1–4 (A-D) Flat Extras up to $[*]	Table 5-16 (E-P) Flat Extras $[*] and up
0-65	[*]	[*]	[*]
66-75	[*]	[*]	[*]
76-80	[*]	[*]	[*]
81-85	[*]	[*]	[*]

Death Benefit Option C

For death benefit option C, the Company will retain [*]% of the amounts specified in the retention table above.

Automatic Issue Limits (includes above retention):

Issue Ages	Not Rated	Table 1–4 (A-D) Flat Extras up to $[*]	Table 5-16 (E-P) Flat Extras $[*] and up
0-65	[*]	[*]	[*]
66-75	[*]	[*]	[*]
76-80	[*]	[*]	[*]
81-85	[*]	[*]	[*]

Jumbo Limits:

Ages	Standard - Table D	Table E-P
0-80	[*]	[*]
81-85	[*]	[*]

All other provisions of the Reinsurance Agreements will continue unchanged.

Made in duplicate and hereby executed by both parties.

AMERITAS LIFE INSURANCE CORP.

/s/ [*]

Munich American Reassurance Company

/s/ [*]

Amendment to the Reinsurance Agreements ("Reinsurance Agreements") in Exhibit 1 between AMERITAS LIFE INSURANCE CORP. of Lincoln, Nebraska (the “Ceding Company") and MUNICH AMERICAN REASSURANCE COMPANY of Atlanta, Georgia (the “Reinsurer").

Ceding Company's Retention Limits effective February 1, 2020:

Death Benefit Options A and B

Issue Ages	Not Rated	Table 1–4 (A-D) Flat Extras up to $[*]	Table 5-16 (E-P) Flat Extras $[*] and up
0-65	[*]	[*]	[*]
66-75	[*]	[*]	[*]
76-80	[*]	[*]	[*]
81-85	[*]	[*]	[*]

Death Benefit Option C

For death benefit option C, the Company will retain [*]% of the amounts specified in the retention table above.

In conjunction with the increase in the Ceding Company’s Retention Limits, the Ceding Company intends to exercise their option to recapture amounts in excess of the former retention limits up to the amended retention limits in accordance with the specific terms set forth in each of the Agreements. The recapture of the eligible reinsurance by the Ceding Company and the concurrent release of Reinsurer from all liabilities for the recaptured amounts shall begin effective February 1, 2020. The Ceding Company will recapture each eligible policy on the policy anniversary date falling on or after the effective date of this Amendment. The Ceding Company will follow the recapture rules defined below.

Recapture Rules:

1)     Increase Retention Limit for Ameritas Life Insurance Corp. only, as of February 1, 2020, and only applies to policies with issue dates on or after October 1, 2006 taking into account any recapture periods defined in our treaties

2)	No facultative policies will be recaptured
3)	No Ameritas Life Insurance Corp. of New York policies will be recaptured
4)	No foreign national policies will be recaptured
5)	Recapture to take place on the anniversary date
6)	Ongoing recapture as the recapture period of the treaty permits
7)	Recapture policies oldest to most recent

8)     The new retention limit will be based on mortality rating, issue age, and death benefit option for the earliest issued policy coverage associated with the client

9)     For conversion policies with issues dates on or after October 1, 2006, set the new retention limit based on the original policy’s issue age and mortality rating

a.     The original policy’s issue date is estimated as conversion policy issue year - (policy issue age – cession issue age)

10)  No polices associated with Inforce agreements or internal reinsurance agreements will be recaptured.

11)	No policies associated with non-recapturable treaties will be recaptured

12)  Cessions with a retention type ‘R’ (retained) are not recapturable

All other provisions of the Reinsurance Agreements will continue unchanged. This Amendment will be attached to and form a part of the Agreements. Made in duplicate and hereby executed by both parties.

AMERITAS LIFE INSURANCE CORP.

/s/ [*]

Munich American Reassurance Company

/s/ [*]

Novation to Reinsurance Agreement

WHEREAS, Ameritas Variable Life Insurance Company ("AVLIC") and Munich American Reassurance Company ("Reinsurer"), are parties to a reinsurance agreement ("Reinsurance Agreement"), whereby Reinsurer reinsures AVLIC in accordance with the terms of the Reinsurance Agreement, which is identified on Exhibit "A", attached hereto and incorporated herein; and

WHEREAS, AVLIC is merging into its parent, Ameritas Life Insurance Corp. ("Ameritas") with Ameritas as the surviving company and with the closing of the merger (the "Merger") scheduled to occur after the close of business on April 30, 2007;

It is therefore agreed:

1.	Substitution of Party - The Reinsurance Agreement is amended to provide for Ameritas to act as the reinsured party in substitution of AVLIC.

2.              Performance of Duties, Assumption of Rights -Ameritas hereby assumes and agrees to perform the duties previously performed by AVLIC under the Reinsurance Agreement and hereby assumes the rights previously held by AVLIC under the Reinsurance Agreement. Munich American Reassurance Company hereby accepts Ameritas' agreement and assumption of such duties and rights and accepts the substitution of Ameritas for AVLIC under the Reinsurance Agreement.

3.	Effective Date-This Novation shall take effect as of the. actual closing date of the Merger, and such effectiveness is conditioned upon the closing of the Merger. Ameritas will notify the other parties hereto of any change in the scheduled closing date and of the actual closing date.

In witness whereof the parties have signed this instrument.

Executed this 9th day of April, 2007

AMERITAS VARIABLE LIFE INSURANCE CORP.

/s/ [*]

AMERITAS LIFE INSURANCE CORP.

/s/ [*]

Munich American Reassurance Company

/s/ [*]

Munich American Reassurance Company

Automatic YRT Reinsurance Agreement

between

Ameritas Variable Life Insurance Company

Lincoln, Nebraska

(hereinafter referred to as the "Ceding Company")

and

Munich American Reassurance Company

Atlanta, Georgia

(hereinafter referred to as "MARC")

Effective November 7, 2006

Treaty# 3430

Table of Contents

Page

ARTICLE 1-PREAMBLE 1

1.1	PARTIES TO THE AGREEMENT 1
1.2	COMPLIANCE 1
1.3	CONSTRUCTION 1
1.4	ENTIRE AGREEMENT 1
1.5	SEVERABILITY 1

ARTICLE 2-AUTOMATIC REINSURANCE 2

2.1	GENERAL CONDITIONS 2
2.2	NEW BUSINESS 2
2.3	RETAINED AMOUNTS 2
2.4	UNDERWRITING STANDARDS 2

ARTICLE 3 - FACULTATIVE REINSURANCE 3

 ARTICLE 4 - COMMENCEMENT OF LIABILITY 4

4.1	AUTOMATIC REINSURANCE 4
4.2	FACULTATIVE REINSURANCE 4
4.3	CONDITIONAL RECEIPT OR TEMPORARY INSURANCE 4

ARTICLE 5 - REINSURED RISK AMOUNT 5

5.1	LIFE 5
5.2	WAIYER OF PREMIUM 5

ARTICLE 6 - PREMIUM ACCOUNTING 6

6.1	PREMIUMS 6
6.2	PAYMENT OF PREMIUMS 6
6.3	DELAYED PAYMENT 6
6.4	FAILURE TO PAY PREMIUMS 6
6.5	PREMIUM RATE GUARANTEE 7

ARTICLE 7 -REDUCTIONS, TERMINATIONS AND CHANGES 8

7.1	REDUCTIONS AND TERMINATIONS 8
7.2	INCREASES 8
7.3	RISK CLASSIFICATION CHANGES 9
7.4	REINSTATEMENT 9

ARTICLE 8-CONVERSIONS, EXCHANGES, AND REPLACEMENTS 10

8.1	CONVERSIONS 0
8.2	EXCHANGES AND REPLACEMENTS 10

ARTICLE 9- CLAIMS 11

9.1	NOTICE 11
9.2	PROOFS 11
9.3	AMOUNT AND PAYMENT OF REINSURANCE BENEFITS 11
9.4	CONTESTABLE CLAIMS 12
9.5	CLAIM EXPENSES 12

9.6	MISREPRESENTATION OR SUICIDE 12
9.7	MISSTATEMENT OF AGE OR SEX 12
9.8	EXTRA-CONTRACTUAL DAMAGES 12

ARTICLE 10 - RETENTION LIMIT CHANGES 14

ARTICLE 11-RECAPTURE 15

ARTICLE 12 - GENERAL PROVISIONS 16

12.1	CURRENCY 16
12.2	PREMIUM TAX 16
12.3	INSPECTION OF RECORDS 16
12.4	FORMS, MANUALS & ISSUE RULES 16
12.5	INTERESTRATE 16
12.6	OTHER 16

ARTICLE 13-DAC TAX 17

ARTICLE 14 - OFFSET 18

ARTICLE 15- INSOLVENCY 19

15.1	INSOLVENCY OF A PARTY TO THIS AGREEMENT 19
15.2	INSOLVENCY OF THE CEDING COMPANY 19
15.3	INSOLVENCY OF MARC 20

ARTICLE 16 - ERRORS AND OMISSIONS 21

ARTICLE 17 - DISPUTE RESOLUTION 22

ARTICLE 18-ARBITRATION 23

ARTICLE 19 - CONFIDENTIALITY 25

19.1	PRIVACY 25
19.2	PROPRIETARY INFORMATION 25

ARTICLE 20 - DURATION OF AGREEMENT 27

ARTICLE 21 - EXECUTION 28

Exhibits

A    Retention Limits of the Ceding Company

B   Plans Covered and Binding Limits

C    Forms, Manuals, and Issue Rules

D    Reinsurance Premiums

E   Self-Administered Reporting

F    List of Risks Reinsured

G	List of Amendments
H	In-Force Summary
I	Application for Facultative Reinsurance Form

Article 1 - PREAMBLE

1.1	Parties to the Agreement

This is a YRT agreement for indemnity reinsurance (the "Agreement") solely between Ameritas Variable Life Insurance Company of Lincoln, Nebraska (the "Ceding Company"), and Munich American Reassurance Company of Atlanta, Georgia ("MARC"), collectively referred to as the "parties".

The acceptance of risks under this Agreement will create no right or legal relationship between MARC and the insured, owner or beneficiary of any insurance policy or other contract of the Ceding Company.

The Agreement will be binding upon the Ceding Company and MARC and their respective successors and assigns.

1.2	Compliance

This Agreement applies only to the issuance of insurance by the Ceding Company in a jurisdiction in which it is properly licensed.

The Ceding Company represents that, to the best of its knowledge, it is in compliance with all state and federal laws applicable to the business reinsured under this Agreement. In the event that the Ceding Company is found to be in non-compliance with any law material to this Agreement, the Agreement will remain in effect and the Ceding Company will indemnify MARC for any direct loss MARC suffers as a result of the non-compliance, and will seek to remedy the non-compliance.

1.3	Construction

This Agreement will be construed in accordance with the laws of the state of Nebraska.

1.4	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

1.5	Severability

If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

Article 2 -AUTOMATIC REINSURANCE

2.1	General Conditions

The Ceding Company will automatically cede to MARC new business as defined in Section 2.2 on the life insurance policies, supplementary benefits, and riders listed in Exhibit B issued on and after the effective date of this Agreement. The basis for the automatic reinsurance is shown in Exhibit B.

MARC will automatically accept its share of the above-referenced policies up to the limits shown in Exhibit B, provided that:

(a)	the insured, at the time of the application, must be a permanent resident of the United States, the United States Protectorates, or Canada,
(b)	the Ceding Company keeps its full retention, as specified in Exhibit A, or otherwise holds its full retention on a life under previously issued inforce policies and applies the same underwriting standards it would have applied if the new policy had fallen completely within its regular retention,
(c)	the Ceding Company applies its normal underwriting guidelines in accordance with Section 2.4 of this article and Section 12.4,
(d)	the total of the new ultimate amount of reinsurance required including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements between MARC and the Ceding Company, does not exceed the Automatic Binding Limits set out in Exhibit 8,
(e)	the amount of life insurance in force in all companies, including any coverage to be replaced plus the amount currently applied for on that life in all companies, does not exceed the Jumbo Limit stated in Exhibit B, and
(f)	the application is on a life that has not been submitted facultatively to MARC or any other reinsurer, unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement.

2.2	New Business

New business as defined in this article and Article 8.2 are those policies on which (a) the Ceding Company has obtained complete and current underwriting evidence on the full amount issued, (b) the full normal commissions are paid by the Ceding Company for the new plan, and (c) the suicide and contestable provisions apply from the effective date of the new plan.

2.3	Retained Amounts

The Ceding Company may not reinsure on any basis any portion of the amount it has retained on the business covered under this Agreement, without prior notification to MARC.

2.4	Underwriting Standards

The parties hereby declare and agree that all policies and benefits covered under this Agreement shall be issued in accordance with the Ceding Company's normal underwriting standards and guidelines. Any subsequent material changes to the underwriting standards and guidelines shall be subject to the approval of MARC in writing before being applied to policies and benefits to be covered by this Agreement.

Article 3 - FACULTATIVE REINSURANCE

3.1	The Ceding Company may submit any application on a plan or rider identified in Exhibit B to MARC for its consideration on a facultative basis.

The Ceding Company will apply for reinsurance on a facultative basis by sending to MARC an Application for Facultative Reinsurance, providing the information outlined in Exhibit I. Accompanying this Application will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners' reports, attending physicians' statements, inspection reports, and any other information bearing on the insurability of the risk. The Ceding Company also will notify MARC of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment will be immediately transmitted to MARC.

After consideration of the Application for Facultative Reinsurance and related information, MARC will promptly inform the Ceding Company of its underwriting decision. MARC's offer will expire at the end of [*] days, unless otherwise specified by MARC.

If the underwriting decision is acceptable, the Ceding Company will notify MARC in writing of its acceptance of the offer.

Unless the Ceding Company gives notification before the expiration date, there shall not be any reinsurance on the risk and errors and omissions as stated in Article 16 will not apply.

Article 4 - COMMENCEMENT OF LIABILITY

4.1	Automatic Reinsurance

For automatic reinsurance, MARC's liability for amounts ceded hereunder will commence at the same time as the Ceding Company's liability.

4.2	Facultative Reinsurance

For facultative reinsurance, MARC's liability will commence at the same time as the Ceding Company's liability, provided that MARC has made a facultative offer and that offer was accepted, during the lifetime of the insured, in accordance with the terms of this Agreement.

4.3	Conditional Receipt or Temporary Insurance

Reinsurance coverage under a conditional receipt or temporary insurance provision is limited to MARC's share of amounts within the Conditional Receipt or Temporary Insurance Limits specified in Exhibit B less the Ceding Company's standard retention on the policy applied for. In no event, however, shall MARC's liability on any one life, including previous reinsurances, exceed the automatic limits in Exhibit B. MARC will accept liability provided that the Ceding Company has followed its normal cash-with- application procedures for such coverage.

Article 5 - REINSURED RISK AMOUNT

5.1	Life

The reinsured net amount at risk of the policy is defined as the policy face amount less the cash value, account value, or terminal reserve, less the amount retained by the Ceding Company, and for automatic policies, multiplied by MARC's share as stated in Exhibit 8. For variable amount plans, the reinsured net amount at risk is calculated using the account value in effect at the end of the monthly reinsurance billing period.

Any change in the net amount at risk due to changes in the policy's account value or cash value will be allocated proportionately between the Ceding Company and MARC.

5.2	Waiver of Premium

The reinsured proportion of Disability Waiver of Premium will not be greater than the proportion reinsured on the corresponding life insurance benefit.

Article 6 - PREMIUM ACCOUNTING

6.1	Premiums

Reinsurance premium rates for life insurance and other benefits reinsured under this Agreement are shown in Exhibit D. The rates will be applied to the reinsured net amount at risk.

The Ceding Company will pay MARC the percentages of the premium rates shown in Exhibit D.

6.2	Payment of Premiums

Reinsurance premiums are payable annually and in advance. The Ceding Company will calculate the amount of reinsurance premium due and, within [*] days after the end of the month, will send MARC a statement that contains the information shown in Exhibit E, showing reinsurance premiums due for that period. If an amount is due MARC, the Ceding Company will remit that amount together with the statement. If an amount is due the Ceding Company, MARC will remit such amount within twenty (20) days of receipt of the statement.

6.3	Delayed Payment

Premium balances that remain unpaid for more than thirty (30) days after the Remittance Date will incur interest from the end of the reporting period. The Remittance Date is defined as thirty (30) days after the end of the reporting period. Interest will be calculated using the index specified in Article 12.5.

6.4	Failure to Pay Premiums

The payment of reinsurance premiums is a condition precedent to the liability of MARC for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within thirty (30) days of the Remittance Date, MARC will have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If MARC elects to exercise its right of termination, it will give the Ceding Company thirty

(30) days written notice of its intention. Such notice will be sent by certified mail.

If all reinsurance premiums in arrears, including any that become in arrears during the thirty (30) day notice period, are not paid before the expiration of the notice period, MARC will be relieved of all liability under those policies as of the last date to which premiums have been paid for each policy. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date to which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid on or before their Remittance Dates.

Terminated reinsurance may be reinstated, subject to approval by MARC, within thirty

(30) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. MARC will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice MARC's right to collect premiums for the period during which reinsurance was in force prior to the expiration of the thirty (30) days notice.

The Ceding Company will not force termination under the provisions of this Article solely to avoid the provisions regarding recapture in Article 11, or to transfer the reinsured policies to another reinsurer.

6.5	Premium Rate Guarantee

MARC does not guarantee the premium rates for more than [*], hence deficiency reserves are not required.

Article 7 - REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other material feature of a policy reinsured under this Agreement, MARC will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Ceding Company will notify MARC of any such change within thirty (30) days of its effective date.

7.1	Reductions and Terminations

In the event of the reduction, lapse, or termination of a policy or policies reinsured under this Agreement or any other agreement, the Ceding Company will, reduce or terminate reinsurance on that life. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Ceding Company maintains its retention as defined under this Agreement.

The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If a fully retained policy on a life that is reinsured under this Agreement is terminated or reduced, the Ceding Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy or policies will be terminated.

MARC will refund any unearned reinsurance premiums net of allowances. However, the reinsured portion of any policy fee will be deemed earned for a policy year if the policy is reinsured during any portion of that policy year.

7.2	Increases
(a)	Noncontractual Increases

If the amount of insurance is increased as a result of a noncontractual change and the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures as set forth in Article 2.2, it will be considered new reinsurance under this Agreement. Otherwise, the increase is not reinsured under this Agreement. MARC's approval is required if the original policy was reinsured on a facultative basis or if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Exhibit B.

MARC will assume its share of the entire amount in excess of the Ceding Company's applicable retention. Premiums for the additional reinsurance will be at the new-issue rate from the point of increase.

(b)	Contractual Increases

For policies reinsured on an automatic basis, reinsurance of increases in amount resulting from contractual policy provisions will be accepted only up to the Automatic Binding Limits shown in Exhibit B.

For policies reinsured on a facultative basis, reinsurance will be limited to the ultimate amount shown in MARC's facultative offer. Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue age of the policy.

7.3	Risk Classification Changes

If the policyholder requests a Table Rating reduction or removal of a Flat Extra, such change will be underwritten according to the Ceding Company's normal underwriting practices. Risk classification changes on facultative policies will be subject to MARC's approval.

7.4	Reinstatement

If a policy reinsured on an automatic basis is reinstated in accordance with its terms and in accordance with Ceding Company rules and procedures, MARC will, upon notification of reinstatement, reinstate the reinsurance coverage. If a policy reinsured on a facultative basis is reinstated, approval by MARC will be required prior to the reinstatement of the reinsurance if the Ceding Company's regular reinstatement rules indicate that more evidence than a Statement of Good Health is required.

Upon reinstatement of the reinsurance coverage, the Ceding Company will pay the contractual reinsurance premiums plus accrued interest for the period and at the interest rate for which it receives premiums in arrears.

Article 8 - CONVERSIONS, EXCHANGES, AND REPLACEMENTS

If a policy reinsured under this Agreement is converted, exchanged or replaced, the Ceding Company will promptly notify MARC. Unless mutually agreed otherwise, policies that are not reinsured with MARC and that exchange or convert to a plan covered under this Agreement will not be reinsured hereunder.

8.1	Conversions

MARC will continue to reinsure policies resulting from the contractual conversion of any policy reinsured under this Agreement, in an amount not to exceed the original amount reinsured hereunder. If the plan to which the original policy is converting is reinsured by MARC, either under this Agreement or under a different Agreement, reinsurance premium rates for the resulting converted policy will be [*]. However, if the new plan is not reinsured by MARC, reinsurance premiums for a policy resulting from a contractual conversion will be agreed upon between the parties. Reinsurance premiums and any allowances for conversions will be [*].

If the conversion results in an increase in the risk amount, the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures. MARC will accept such increases, subject to the new business provisions of this Agreement. Reinsurance premiums and any allowances for increased risk amounts will be [*].

8.2	Exchanges and Replacements

A policy resulting from an internal exchange or replacement will be underwritten by the Ceding Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. If the Ceding Company's guidelines treat the policy as new business, then the reinsurance will also be considered new business. For purposes of this Article, new business is defined as those policies on which:

(a)	the Ceding Company has obtained complete and current underwriting evidence on the full amount; and
(b)	the full normal commissions are paid by the Ceding Company for the new plan; and
(c)	the Suicide and Contestable provisions apply from the effective date of the new plan.

In the event of an internal exchange, if the state in which a replacement policy is issued requires waiver of the suicide and/or contestable provisions, then MARC will honor that obligation and waive suicide and/or contestable provisions.

MARC's approval to exchange or replace the policy will be required if the original policy was reinsured on a facultative basis.

If the Ceding Company's guidelines do not treat the policy as new business, the exchange or replacement will continue to be ceded to MARC. The rates will be based on the original issue age, underwriting class and duration since the issuance of the original policy.

       Article 9 - CLAIMS

Claims covered under this Agreement include only death claims, which are those due to the death of the insured on a policy reinsured under this Agreement, and any additional benefits specified in Exhibit B, which are provided by the underlying policy and are reinsured under this Agreement.

9.1	Notice

The Ceding Company will notify MARC, as soon as reasonably possible, after it receives a claim on a policy reinsured under this Agreement.

9.2	Proofs

The Ceding Company will promptly provide MARC with proper claim proofs, including a copy of the proof of payment by the Ceding Company, a copy of the claimant statement and a copy of the insured's death certificate. In addition, for contestable claims, the Ceding Company will send to MARC a copy of all papers in connection with the claim, including investigation papers and the underwriting file and underwriter's notes.

9.3	Amount and Payment of Reinsurance Benefits

As soon as MARC receives proper claim notice and proof of the claim, MARC will promptly examine the claim and pay the reinsurance benefits due the Ceding Company as appropriate. The Ceding Company's contractual liability for policies reinsured under this Agreement is binding on MARC. However, for claims incurred during the contestable period if the total amount of reinsurance ceded to all Reinsurers on the policy is greater than the amount retained by the Ceding Company, or if the Ceding Company retained less than its usual retention on the policy, the Ceding Company will consult with MARC before conceding liability or making settlement to the claimant. The Ceding Company will wait at least ten (10) business days for MARC's recommendation.

The reinsurance benefit for an approved waiver of premium claim will be MARC's proportionate share of the annual gross premium waived on the policy. The Ceding Company will continue to pay the life reinsurance premium; however, it will not pay the reinsurance premium for the waiver benefit for the duration of the waiver claim period. MARC will pay waiver benefits annually regardless of the mode of premium payment specified in the policy.

The total reinsurance recoverable from all companies will not exceed the Ceding Company's total contractual liability on the policy, less the amount retained. The maximum reinsurance death benefit payable to the Ceding Company under this Agreement is the risk amount specifically reinsured with MARC. MARC will also pay its proportionate share of the interest that the Ceding Company pays on the death proceeds until the date of settlement.

Life benefit payments will be made in a single sum, regardless of the Ceding Company's settlement options.

9.4	Contestable Claims

The Ceding Company will promptly notify MARC of its intention to contest, compromise, or litigate a claim involving a reinsured policy. The Ceding Company will also promptly and fully disclose all information relating to the claim. Once notified, MARC will have fifteen (15) business days to notify the Ceding Company in writing of its decision to accept participation in the contest, compromise, or litigation. If MARC has accepted participation, the Ceding Company will promptly advise MARC of all significant developments in the claim investigation, including notification of any legal proceedings against it in response to denial of the claim.

If MARC does not accept participation, MARC will then fulfill its obligation by paying the Ceding Company its full share of the reinsurance amount, and will not share in any subsequent reduction or increase in liability.

If MARC accepts participation and the Ceding Company's contest, compromise, or litigation results in a reduction or increase in liability, MARC will share in any such reduction or increase in proportion to its share of the risk on the contested policy.

9.5	Claim Expenses

MARC will pay its share of reasonable claim investigation and legal expenses connected with the litigation or settlement of contractual liability claims unless MARC has discharged its liability pursuant to Section 9.4 above. If MARC has so discharged its liability, MARC will not participate in any expenses incurred thereafter.

MARC will not reimburse the Ceding Company for routine claim and administration expenses, including but not limited to the Ceding Company's home office expenses, compensation of salaried officers and employees, and any legal expenses other than third party expenses incurred by the Ceding Company. Claim investigation expenses do not include expenses incurred by the Ceding Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits.

Furthermore, MARC will not reimburse the Ceding Company for any expenses if said expense was not incurred by the Ceding Company while investigating, defending or settling a claim.

9.6	Misrepresentation or Suicide

If the Ceding Company returns premium to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, MARC will refund its proportionate share of the premium refund to the Ceding Company in lieu of any other form of reinsurance benefit payable under this Agreement.

9.7	Misstatement of Age or Sex

In the event of a change in the amount of the Ceding Company's liability on a reinsured policy due to a misstatement of age or sex, MARC's liability will change proportionately. The face amount of the reinsured policy will be adjusted from the inception of the policy, and any difference will be settled without interest.

9.8	Extra-Contractual Damages

MARC will not participate in punitive or compensatory damages that are awarded against the Ceding Company as a result of an act, omission, or course of conduct committed solely by the Ceding Company, its agents, or representatives in connection with claims covered under this Agreement. MARC will, however, pay its share of statutory penalties awarded against the Ceding Company in connection with claims covered under this Agreement if MARC elected in writing to join in the contest of the coverage in question.

The parties recognize that circumstances may arise in which equity would require MARC, to the extent permitted by law, to share proportionately in punitive and compensatory damages. Such circumstances are difficult to define in advance, but would generally be those situations in which MARC was an active party and, in writing, recommended, consented to, or ratified the act or course of conduct of the Ceding Company that ultimately resulted in the assessment of the extra-contractual damages. In such situations, MARC and the Ceding Company will share such damages so assessed, in equitable proportions.

For purposes of this Article, the following definitions will apply.

"Punitive Damages" are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute.

"Compensatory Damages" are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

"Statutory Penalties" are those amounts awarded as a penalty, but are fixed in amount by statute.

Article 10 - RETENTION LIMIT CHANGES

10.1	If the Ceding Company changes its maximum retention limits as shown in Exhibit A, it will provide MARC with written notice of the intended changes thirty (30) days in advance of their effective date.

A change to the Ceding Company's maximum retention limits will not affect the reinsured policies in force except as specifically provided elsewhere in this Agreement. Furthermore, unless agreed between the parties, an increase in the Ceding Company's retention schedule will not effect an increase in the total risk amount that it may automatically cede to MARC.

Article 11 - RECAPTURE

11.1	Whenever the Ceding Company increases its maximum retention limits over the maximum retention limits set forth in Exhibit A, the Ceding Company has the option to recapture certain risk amounts. If the Ceding Company has maintained its maximum stated retention (not a special retention limit) for the plan and the insured's issue age, sex, and mortality classification, it may apply its increased retention limits to reduce the amount of reinsurance in force as follows.
(a)	The Ceding Company must give MARC thirty (30) days written notice prior to the commencement of recapture.
(b)	The reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture; however, no reduction will be made until a policy has been in force for at least [*] years.
(c)	If any reinsured policy is recaptured, all reinsured policies eligible for recapture under the provisions of this Article must be recaptured up to the Ceding Company's new maximum retention limits in a consistent manner and the Ceding Company must increase its total amount of insurance on each reinsured life. The Ceding Company may not revoke its election to recapture for policies becoming eligible at future anniversaries.

If portions of the reinsured policy have been ceded to more than one reinsurer, the Ceding Company must allocate the reduction in reinsurance so that the amount reinsured by each reinsurer after the reduction is proportionately the same as if the new maximum dollar retention limits had been in effect at the time of issue.

The amount of reinsurance eligible for recapture is based on the current amount at risk as of the date of recapture. For a policy issued as a result of exchange, conversion, or re-entry, the recapture terms of the reinsurance agreement covering the original policy will apply, and the duration period for the purpose of recapture will be measured from the effective date of the reinsurance on the original policy.

If there is a reinsured waiver of premium claim in effect when recapture takes place, MARC will continue to pay its share of the waiver claim until it terminates. MARC will not be liable for any other benefits, including the basic life risk, that are eligible for recapture. All such eligible benefits will be recaptured as if there were no waiver claim in effect.

After the effective date of recapture, MARC will not be liable for any reinsured policies or portions of such reinsured policies eligible for recapture that the Ceding Company has overlooked.

No recapture will be permitted if the Ceding Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in retention limits.

Article 12 - GENERAL PROVISIONS

12.1	Currency

All payments and reporting by both parties under this Agreement will be made in United States dollars.

12.2	Premium Tax

MARC will not reimburse the Ceding Company for premium taxes.

12.3	Inspection of Records

MARC and the Ceding Company, or their duly authorized representatives, will have the right to inspect original papers, records, and all documents relating to the business reinsured under this Agreement including underwriting, claims processing, and administration. Such access will be provided during regular business hours at the office of the inspected party.

12.4	Forms, Manuals & Issue Rules

The Ceding Company affirms that its retention schedule, underwriting guidelines, issue rules, premium rates, policy forms, and normal standards and guidelines relating to exchanges and replacements applicable to the Reinsured Policies and in use as of the effective date, have been supplied to MARC.

It is the Ceding Company's responsibility to ensure that its practice and applicable forms are in compliance with current Medical Information Bureau (MIB) guidelines.

12.5	Interest Rate

If, under the terms of this Agreement, interest is accrued on amounts due either party, such interest will be calculated using [*] on the date the payment becomes due, except as it pertains to Article 9 and as outlined elsewhere in this Agreement.

12.6	Other

MARC will not participate in gross annual premiums and policy fees paid by the policyholder, expense charges, cash values, accumulation fund amounts, dividends, nor any benefits not expressly referred to herein.

Article 13 - DAC TAX

13.1	The parties to this Agreement agree to the following provisions pursuant to Section 1.848-2(9)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended:

(a)	The term 'party' refers to either the Ceding Company or MARC, as appropriate.

(b)	The terms used in this Article are defined by reference to Regulation Section 1.848-2, effective December 29, 1992.

(a)	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

(b)	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

(c)	The Ceding Company will submit a schedule to MARC by April 1 of each year with its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year. MARC may contest such calculation by providing an alternative calculation to the Ceding Company in writing within thirty (30) days of MARC's receipt of the Ceding Company's calculation. If MARC does not so notify the Ceding Company within the required timeframe, MARC will report the net consideration as determined by the Ceding Company in MARC's tax return for the previous calendar year.

(f)	If MARC contests the Ceding Company's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date MARC submits its alternative calculation. If the Ceding Company and MARC reach an agreement on an amount of net consideration, each party will report the agreed upon amount in its tax return for the previous calendar year.

(g)	Both the Ceding Company and MARC represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part Ill of Subchapter N of the Internal Revenue Code of 1986, as amended.

Article 14 - OFFSET

14.1 Any debts or credits, in favor of or against either MARC or the Ceding Company with respect to this Agreement or any other reinsurance agreement between the parties, are deemed mutual debts or credits and may be offset and only the balance will be allowed or paid.

The right of offset will not be affected or diminished because of the insolvency of either party.

Article 15 - INSOLVENCY

15.1	Insolvency of a Party to this Agreement

A party to this Agreement will be deemed insolvent when it:

(a)	applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor of its properties or assets; or

(b)	is adjudicated as bankrupt or insolvent; or

(c)	files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid insolvency or makes formal application for any bankruptcy, dissolution, liquidation or similar law or statute; or

(d)	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party's domicile.

15.2	Insolvency of the Ceding Company

In the event of the insolvency of the Ceding Company, all reinsurance payments due under this Agreement will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Ceding Company, without diminution because of the insolvency, for those claims allowed against the Ceding Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of insolvency of the Ceding Company, the liquidator, rehabilitator, receiver, or statutory successor will give written notice to MARC of all pending claims against the Ceding Company on any policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, MARC may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Ceding Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by MARC will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by MARC. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

MARC will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Ceding Company on policies reinsured under this Agreement.

15.3	Insolvency of MARC

In the event of MARC's insolvency, the Ceding Company may cancel the Agreement for future new business and will notify MARC in writing of its intent. The parties agree to waive the notification period for this cancellation, and the effective date will be no earlier than the effective date of MARC's insolvency.

Further, upon giving written notice to MARC, the Ceding Company may also recapture all of the in force business reinsured by MARC under this Agreement.

The following terminal accounting will occur upon recapture:

(a)	The Ceding Company will pay MARC any due, but unpaid premiums under this Agreement up to the date of recapture.
(b)	MARC will pay the Ceding Company any unearned premium under this Agreement as of the effective date of recapture.
(c)	MARC shall not be liable under this Agreement for any claims incurred after the date of recapture, but shall remain liable for all claims incurred on or prior to the date of recapture.
(d)	There will be no transfer of reserves between MARC and the Ceding Company for any policy recaptured under this Agreement.

Article 16 - ERRORS AND OMISSIONS

16.1 This provision will apply to oversights, misunderstandings or clerical errors relating to the administration of reinsurance covered by this Agreement. If through unintentional error, oversight, omission, or misunderstanding (collectively referred to as "errors"), MARC or the Ceding Company fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each thereupon will be restored to the position it would have occupied if the error had not occurred, including interest, except as provided for in Article 3.

If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement.

However, MARC will not provide reinsurance for policies that do not satisfy the parameters of this Agreement, nor will MARC be responsible for negligent or deliberate acts or for repetitive errors in administration by the Ceding Company. Upon discovery of such errors, the Ceding Company will endeavor to correct such errors within ninety (90) days; otherwise, there will be no reinsurance on the affected policies. If either party discovers that the Ceding Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, MARC may require the Ceding Company to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future. If MARC has received no evidence that the Ceding Company has taken action to remedy such a situation, MARC's liability is limited to correctly reported policies only.

Article 17 - DISPUTE RESOLUTION

17.1	In the event of a dispute arising out of or relating to this Agreement, the parties agree to the following process of dispute resolution. Within thirty (30) days after MARC or the Ceding Company has first given the other party written notification of a specific dispute, each party will appoint a designated company officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The designated officers will decide the specific format for such discussions.

If the officers cannot resolve the dispute within thirty (30) days of their first meeting, the dispute will be submitted to formal arbitration, unless the parties agree in writing to extend the negotiation period for an additional thirty (30) days.

Article 18 - ARBITRATION

18.1	It is the intention of MARC and the Ceding Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all matters with the highest good faith. If MARC and the Ceding Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, and the dispute cannot be resolved through the dispute resolution process described in Article 17, the dispute will be decided through arbitration.

To initiate arbitration, either the Ceding Company or MARC will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will acknowledge to the notification in writing within fifteen (15) days of its receipt.

There will be three arbitrators who will be current or former officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries. Each of the parties will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within sixty (60) days of the appointment of the second arbitrator, then each arbitrator shall nominate three candidates [within ten (10) days thereafter], two of whom the other shall decline, and the decision shall be made by drawing lots for the final selection.

Once chosen, the arbitrators are empowered to select the site of the arbitration and decide all substantive and procedural issues by a majority of votes. As soon as possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators will have the power to determine all procedural rules of the arbitration including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they will weigh the evidence and consider any objections. Each party may examine any witnesses who testify at the arbitration hearing.

The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the life insurance and reinsurance industries rather than on strict interpretation of the law. The decision of the arbitrators will be made by majority rule and will be submitted in writing. The decision will be final and binding on both parties and there will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment. The arbitrators may not award any exemplary or punitive damages.

Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

This Article will survive termination of this Agreement.

Article 19 - CONFIDENTIALITY

19.1	Privacy

MARC agrees to treat Customer Information provided by the Ceding Company as confidential, as prescribed under Federal and State laws and regulations related to privacy. Customer Information includes, but is not limited to, medical, financial, and other personal information about proposed, current, and former policyowners, insureds, applicants, and beneficiaries of policies issued by the Ceding Company. MARC may disclose such information to its retrocessionaires as necessary to perform its internal risk-management functions and to comply with retrocessionaire requirements. MARC may also disclose such information to its external auditors as necessary to comply with audit requirements. MARC will take reasonable steps to assure such outside parties maintain the confidentiality of Customer Information.

MARC will furnish to the Ceding Company a copy of MARC's privacy policy upon request.

19.2	Proprietary Information
(a)	The Ceding Company and MARC acknowledge that compliance with the terms of this Agreement requires that they exchange Proprietary Information with each other.

(b)	Proprietary Information includes, but is not limited to, business plans, trade secrets, experience studies, underwriting manuals, guidelines and decisions, applications, policy forms, quote terms, actuarial data and assumptions, valuations, financial condition, and the specific terms and conditions of this Agreement.

(c)	Proprietary Information will not include information that:
(i)	is or becomes available to the general public other than as a result of disclosure by the party receiving the information ( hereinafter the "Recipient");
(ii)	is developed independently by the Recipient;
(iii)	is acquired by the Recipient from a third party that is not known by the Recipient to be bound to keep the information confidential; or
(iv)	was already within the possession of the Recipient, and not subject to a confidentiality agreement, prior to being furnished by the other party.

19.3	MARC and the Ceding Company shall hold all Proprietary Information received from the other party in confidence and will not disclose such information except to their own directors, officers, employees, affiliates, and advisors (collectively the "Representatives") who need to know such information in connection with the proper execution of this Agreement. MARC and the Ceding Company shall inform all Representatives of the confidentiality of the Proprietary Information and will direct such Representatives to treat the information accordingly.

19.4	MARC may disclose Proprietary Information to its retrocessionaires or MIB as necessary to perform its internal risk-management functions and to comply with retrocessionaire requirements. The Ceding Company or MARC may disclose Proprietary Information to its external auditors as necessary to comply with audit requirements. The parties will take reasonable steps to assure such outside parties maintain the confidentiality of such Proprietary Information.

19.5	Either party may disclose Proprietary Information when legally compelled to do so. In such event, the party so compelled will provide the other party with prompt notice prior to disclosure so that the other party may seek an appropriate remedy.

19.6	The provisions of this Article survive for two years beyond the termination of the last in force policy reinsured under this Agreement.

Article 20 - DURATION OF AGREEMENT

20.1	This Agreement is indefinite as to its duration. The Ceding Company or MARC may terminate this Agreement with respect to the reinsurance of new business by giving thirty

(30) days written notice of termination to the other party, sent by certified mail. The first day of the notice period is deemed to be the date the document is postmarked.

During the notification period, the Ceding Company will continue to cede and MARC will continue to accept policies covered under the terms of this Agreement. Reinsurance coverage on all reinsured policies will remain in force until the termination or expiry of the policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

Article 21 - EXECUTION

21.1 This Agreement is effective as of November 7, 2006, and applies to all eligible policies with issue dates on or after such date and to eligible policies applied for on and after such date that were backdated for up to six (6) months to save age. This Agreement has been made in duplicate and is hereby executed by both parties.

Ameritas Variable Life Insurance Company

/s/ [*]

Munich American Reassurance Company

/s/ [*]